Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 11, 2009

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811- 09303
The Kinetics Water Infrastructure Fund (S000017862)

Dear Ms. Stirling:

On behalf of the Company, this correspondence is being filed in response to your oral comments and suggestions provided by telephone on August 27, 2009, regarding the Company’s Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on August 21, 2009 (the “Proxy Statement”), relating to its series, the Kinetics Water Infrastructure Fund (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface below, immediately followed by the Company’s responses.

1.
Staff Comment:  Consistent with Item 6(a) of Schedule 14A, as to each class of voting securities of the Fund entitled to be voted at the meeting, state the number of shares outstanding and the number of votes to which each class is entitled.

Response:
Registrant will add the requested disclosure.

2.	Staff Comment: Consistent with Item 1(b), on the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy are first sent or given to shareholders.

Response:
Registrant will add the requested disclosure.

3.
Staff Comment: It is unclear whether or not the Portfolio currently has or had a sub-adviser.  Please describe the history of the Portfolio with respect to sub-advisory services, if there is such a history, and what adding a sub-adviser means to shareholders (i.e., are the services the same, fees, etc.).

Response:
The following disclosure will be added after the first sentence of the third paragraph on page 3 of the Proxy Statement:

“From inception on June 29, 2007 through October 27, 2008, the Portfolio was sub-advised by Aqua Terra Asset Management, LLC (“Aqua Terra”), and Mr. Brennan served as the Portfolio’s lead portfolio manager in his capacity as an employee and officer of Aqua Terra.  On October 27, 2008, the sub-advisory agreement with Aqua Terra was terminated, and Mr. Brennan began employment with the Portfolio’s investment adviser.  Mr. William Brennan has been the portfolio manager for the Portfolio since inception, and the proposed sub-advisory agreement would ensure his continued management of the Portfolio.”

In addition, the following disclosure will be added to the end of the first full paragraph on page 4 of the Proxy Statement:

“The services to be provided under the new sub-advisory agreement are substantially similar to the services that were provided to the Portfolio under its prior sub-advisory agreement with Aqua Terra.”

In addition, the following disclosure will be added to the end of the first sentence of the second full paragraph on page 4 of the Proxy Statement:

“For its services under the Portfolio’s prior sub-advisory agreement with Aqua Terra, Aqua Terra had also received sub-advisory fees from the Investment Adviser at the annual rate of .35% of daily net assets of the Portfolio.”

4.	Staff Comment: Consistent with Item 22(c)(1)(i)-(vi), furnish the required information regarding the existing investment advisory contract.

Response:
The following disclosure will be added at the end of the first paragraph on page 3 of the Proxy Statement:

“The Adviser serves as investment adviser to the Portfolio pursuant to an investment advisory agreement dated March 5, 2007, which was approved by the sole shareholder of the Portfolio on March 5, 2007 prior to the Portfolio’s commencement of operations.”

As no action is to be taken regarding the existing investment advisory contract and the Registrant believes that the addition of such disclosure would be confusing to investors, the Registrant respectfully declines to add additional information regarding the investment advisory contract.

5.
Staff Comment:  Consistent with Item 22(c)(2), state the name, address and principal occupation of the principal executive officers and each director or general partner of the investment adviser and sub-adviser.

Response:
Information regarding the sub-adviser responsive to this comment is already included on page 4 of the Proxy Statement under the title “Information About the Sub-Adviser.”  As indicated in Registrant’s response to Comment #4, additional information about the Adviser has not been disclosed as no action is being taken with regards to the existing investment advisory agreement.

6.
Staff Comment:  Consistent with Item 22(c)(3), state the names and addresses of all parents of the investment adviser and sub-adviser and show the basis of control of the investment adviser and sub-adviser and each parent by its immediate parent.

Response:
Neither the investment adviser nor the proposed sub-adviser have a parent company.  Each are managed by their respective principal officers.

As requested by the Staff, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials.  The Registrant further acknowledges that Staff comments or changes to disclosure in response to Staff comments on the Proxy Materials may not foreclose the Commission from taking any action with respect to the Proxy Materials.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

Jeanine M. Bajczyk
for U.S. Bancorp Fund Services, LLC

cc:           Drinker Biddle & Reath LLP